December 9, 2005
via U.S. mail
Mr. Lonny E. Townsend
Magellan Midstream Holdings, L.P.
One Williams Center
Tulsa, Oklahoma
74172

Re:	Magellan Midstream Holdings, L.P.
		Registration Statement on Form S-1
      Filed November 10, 2005
      File No. 333-129623


Dear Mr. Townsend:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

Risk Factors, page 19

   General

1. As done on page 40 of the prospectus, include a risk factor that delineates the risk to your unitholders in receiving distributions resulting from Magellan Midstream Partners, L.P.`s policy of distributing substantially all of its excess cash. The risk factor should explain that the practice of distributing all available cash may limit Magellan Midstream Partners L.P.`s ability to grow unless it secures external sources of financing.

2. We note also the disclosure on page 40 indicating the reliance of
Magellan Midstream Partners, L.P. on external sources of financing for future growth, including its reliance on equity financings. Please supplement your risk factor disclosure on page 29 under the heading, "MMP may issue additional common units...," to further clarify the likelihood of the issuance of additional common units by
Magellan Midstream Partners, L.P. due to its reliance principally on external financing to fund its acquisition and expansion capital requirements. In this regard, please further delineate the impact on your ability to receive incentive distributions should Magellan Midstream Partners L.P. be incapable of maintaining or increasing its quarterly cash distribution per unit as a result of its issuance of additional common units.

   Risks inherent in MMP`s business, page 21

MMP depends on refineries and petroleum products...," page 24

3. With a view towards disclosure, please advise us of the impact, if any, to the operations of Magellan Midstream Partners, L.P. caused by the recent hurricanes Katrina and Rita.

Our Cash Distribution Policy and Restrictions on Distributions,
page
39

Unaudited Pro Forma Consolidated Available Cash, page 50

4. We note your adjustment (k) to reflect the pro forma adjustment for certain acquisitions by MMP. Please expand your footnote explanation to detail out the components of the pro forma adjustments for each acquisition.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 61

   Liquidity, page 78

5. We note your disclosure in the summary indicating that you may, in the future, facilitate Magellan Midstream Partner`s growth "through the use of [y]our capital resources, which could involve capital contributions, loans or other forms of financial support." Please indicate any plans you currently have of using the revolving credit facility and the other sources of financing you reference over the next 12 months. Additionally, please indicate if you have adequate financing for the next 12 months to meet your anticipated expenditures.

   Summary of Significant Accounting Policies, page F-13

Basis of Presentation, page F-13

6. We note you restated your consolidated financial statements for the period of June 18, 2003 through December 31, 2003 and for the year ended December 31, 2004 to correct your depreciation expense and other accounts. Please tell us whether the restatement is a result of a correction of an error from a misapplication of generally accepted accounting principles. If so, please request your independent auditors to give recognition to the restatement in their audit report through an addition of an explanatory paragraph in accordance with AU
Section 420.12.

   Restricted Cash, page F-14

7. We note your restricted cash balance increased by $28 million from
December 31, 2004 to September 30, 2005. Your restricted cash policy note refers to the Magellan Pipeline notes disclosure in note 14 which only explains $11.7 million of the $34 million restricted cash balance as of September 30, 2005. Please expand your disclosure to include the nature and terms of the restriction representing the remaining amount.

Closing Comments

      As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Mellissa Campbell Duru at (202) 551-3757 or
Tangela Richter, Branch Chief, at (202) 551-3685 with any questions.
Direct all correspondence to the following ZIP code:  20549-7010.


									Sincerely,


									Tangela S. Richter
									Branch Chief



        cc:    via facsimile
           	Dan A. Fleckman, Esq.
            	Vinson & Elkins, L.L.P.
            	(713) 615-5859
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Mr. Lonny E. Townsend
Magellan Midstream Holdings, L.P.
December 9, 2005
page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010